BANCOLOMBIA S.A. ANNOUNCES EXDIVIDEND DATE

Medellín, Colombia, March 7, 2012.

Pursuant to the Colombian law provisions of Decree 4766 of 2011, Bancolombia announces the ex-dividend period for the profit distribution approved in the General Shareholders Meeting on March 5.

Ex-dividend start date	Ex-dividend end date – Payment date
March 27, 2012	April 2, 2012
June 26, 2012	July 3, 2012
September 25, 2012	October 1, 2012
December 26, 2012	January 2, 2013

Contacts
Sergio Restrepo	Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Capital Markets VP	Corporate Development VP	Financial VP (I)	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837